

Mail Stop 4631

August 10, 2015

Via Facsimile
Mr. Nicholas Kovacevich
Chief Executive Officer
Kush Bottles, Inc.
1800 Newport Circle
Santa Ana, CA 92705

>   **Re: Kush Bottles, Inc.**
>   **Quarterly Report on Form 10-Q for the quarter ended May 31, 2015**
>   **July 29, 2015 Supplemental Response to July 22, 2015 Comment Letter**
>   **File No. 0-55418**

Dear Mr. Kovacevich:

    We reviewed the supplemental response and have the following comments.

Note 1 – Nature of Business and Significant Accounting Policies, page 8
Acquisition of Dank Bottles, LLC, page 8

1. We note your response to our comment number 3 from our letter dated July 22, 2015, and
    that as a result of your revision of the estimated values assigned to the intangible assets
    disclosed in your Form 10-Q for the three and nine months ended May 31, 2015 a fair value
    of $0 was assigned to both your customer relationships and non-compete agreement. In
    order to better understand the Company's reasons for not arriving at a value for the acquired
    customer relationships, please tell us:

    - How you considered the guidance under ASC 805-20-55-25, which would
      indicate that a customer relationship would meet the contractual-legal criterion if
      an entity has a practice of establishing contracts with its customers, regardless of
      whether a contract exists at the acquisition date.

    - The Company's consideration that an overlapping customer relationship may still
      hold value to the Company since it may provide a source of incremental cash
      flows to the Company in the form of potential additional product revenues to
      customers directly.

- The distinction between the synergies attributed to the goodwill related to "increases in revenue and additional captured market share" as outlined in your response to our comment number 1 and why those synergies are not related to any incremental value from an acquired customer relationship.

2. Please tell us how you considered the guidance in ASC 805-10-25-20, ASC 805-10-55-20 through ASC 805-10-55-23, and ASC 805-20-25-14 in your evaluation, given that the Company and Dank Bottles LLC had a pre-existing relationship where Dank was the Company's exclusive distributor in Colorado; d/b/a as Kush Bottles Colorado. In providing your response, please tell us how you considered the specific contractual terms of that exclusivity arrangement in your evaluation and whether any consideration should not be part of the business combination and whether there are any reacquired rights that should be recognized apart from goodwill.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Exchange Act and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction